Exhibit 99.1

OceanaGold Reports Voting Results from its 2026 Annual Meeting of Shareholders

VANCOUVER, BC, June 9, 2026 /CNW/ - OceanaGold Corporation (TSX: OGC) (NYSE: OGC) ("OceanaGold" or the "Company") is pleased to report the voting results from the Annual General and Special Meeting of Shareholders of the Company (the "AGM") held today.

A total of 184,072,822 common shares of the Company were represented in person or by proxy at the AGM, representing 82.06% of common shares outstanding as at the record date. Shareholders voted in favour of each of the items of business at the AGM.

Election of Directors

Each of the director nominees listed in OceanaGold's Management Information Circular dated April 23, 2026 was elected as a director of the Company to hold office for the ensuing year or until their successors are elected or appointed. Detailed results of the vote for each director are set out in the table below:

Directors	Votes For	%	Votes Withheld	%
Paul Benson	132,452,772	77.70	38,003,874	22.30
Ian M. Reid	169,552,116	99.47	904,530	0.53
Craig J. Nelsen	169,280,303	99.31	1,176,343	0.69
Sandra M. Dodds	167,057,565	98.01	3,399,081	1.99
Alan N. Pangbourne	170,267,931	99.89	188,715	0.11
Linda M. Broughton	170,153,528	99.82	303,118	0.18
Stefanie E. Loader	169,432,122	99.40	1,024,524	0.60
Gerard M. Bond	170,272,112	99.89	184,534	0.11

Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as the auditor of the Company to hold office until the close of the next annual meeting of shareholders or until its successor is appointed, at a remuneration to be fixed by the directors of the Company.

Votes For	%	Votes Withheld	%
180,933,130	98.29	3,139,692	1.71

Advisory Vote on the Approach to Executive Compensation

A non-binding resolution on the Company's approach to executive compensation was approved.

Votes For	%	Votes Against	%
165,775,649	97.25	4,680,997	2.75

Virtual-Only Annual General Meetings

A resolution to hold the Company's 2027 annual general meeting of shareholders in a virtual-only format was approved.

Votes For	%	Votes Against	%
106,379,295	62.41	64,077,351	37.59

About OceanaGold

OceanaGold is a global intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

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SOURCE OceanaGold Corporation

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%CIK: 0001487326

For further information: For further information please contact: Investor Relations: Brian Martin, SVP, Business Development & Investor Relations, Tel: +1 604-678-4096, ir@oceanagold.com; Valerie Burns, Manager, Investor Relations, Tel: +1 604-235-0742, ir@oceanagold.com; Media Relations: Louise Burgess, VP, Communications, Tel: +1 604-403-2019, media@oceanagold.com

CO: OceanaGold Corporation

CNW 17:30e 09-JUN-26